Exhibit 99.1

Cowen pre-record

September 18, 2018

10:00 a.m. EST

OPERATOR: This is Conference # 091818cowen.

Operator: Good morning and welcome to today’s conference call hosted by Draper Oakwood Technology Acquisition, Inc. or DOTA. The purpose of this call is to discuss DOTA’s proposed business combination with Reebonz Limited, a leading online luxury marketplace and platform in the Asia Pacific Region based in Singapore.

Our press release announcing the execution of a definitive agreement for the transaction as well as an investor presentation were both published on September 4, 2018, and are available on the SEC’s and DOTA’s websites. A revised version of that investor presentation will be published in conjunction with a transcript of this call.

Our call today contains forward-looking statements concerning the proposed transition (transaction) between DOTA and Reebonz. In some cases, you may identify forward-looking statements by the use of words such as “will”, “hope”, “would”, and variations of these words or other words with similar expression. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.

Most of these factors are outside the party’s control and difficult to predict. These forward-looking statements include, without limitations, DOTA’s and Reebonz’s expectations with respect to future performance, anticipated financial impacts of the transaction, approval of the transaction by DOTA stockholders, the satisfaction of the closing conditions to the transaction, and the timing of the completion of the transaction.

The forward-looking statements made on this call are only made as of this date, September 18, 2018. We advise you to read DOTA’s filings with the Securities and Exchange Commission, including when available, our proxy statements be used in connection with the solicitation of proxies for the special meeting of DOTA stockholders to approve the transaction.

Because these documents will contain important information about the transaction and the participant’s interest in such transaction, these documents can be obtained without charge at the SEC’s internet website at http://www.sec.gov.

Back to today’s call, joining us are Ali Erfan, Vice Chairman and Director of DOTA; Samuel Lim, Chief Executive Officer of Reebonz; and Nupur Sadiwala, Chief Financial Officer of Reebonz. It is now my pleasure to turn the call over to your host, Ali Erfan, Vice Chairman and Director of DOTA.

Ali Erfan: Hello, this is Ali Erfan, the Vice Chairman and Director of DOTA. DOTA completed its initial public offering in September 2017. DOTA was founded on the thesis that there is a unique market opportunity to partner with the right company and team earlier than a traditional IPO process would suggest, using that partnership as a primary avenue to tap into growth capital.

And so, enabling public investors to, meaningfully, benefit from that growth while also paving the way for existing investors towards liquidity. Our ideal partner was a growing venture backed technology company that we believed was already well suited to go public, and, importantly, has demonstrated solid fundamentals and unit metrics with respect to their business model.

We’ve reviewed dozens of companies, and in Reebonz we have found something truly special. As such, across our organization, and all the way up to Tim Draper, we are delighted to be partnering with Sam and the entire Reebonz team.

Reebonz is already an established business and a trusted brand in the online luxury market across the Asia Pacific region. Its business model has a very strong growth engine at its core, built over the course of, almost, a decade which gives us great confidence that this transaction will help Reebonz scale, and carve out a dominant position in a very attractive sector.

Reebonz has built a defensible position based on localization, a trust based ecosystem of buyers and sellers of, both, new and pre-owned luxury items, and a disruptive technology that is truly cutting edge. To that end, we view Reebonz not simply as an eCommerce business, but as a technology platform that’s disrupting the fragmented luxury goods industry.

Reebonz has a strong, seasoned, and resilient management team well equipped to deliver on its strategy for the benefit of all its key stakeholders. We have continued to be impressed with Sam and his team, and what they have been able to accomplish.

In summary, Reebonz is a perfect example of how DOTA is providing public market investors access to high growth technology companies in fast growing markets at a slightly earlier stage than a traditional IPO.

I would now like to turn the call over to Samuel Lim, the CEO of Reebonz, who will give you a – more background on Reebonz and its business prospects.

Samuel Lim: Thank you, Ali. Similarly, we are excited to be partnering with the DOTA team and its expansive network to help realize the long-term opportunity for Reebonz. I will now spend a few minutes to talk about our business. Throughout our remarks I will be referencing the investor presentation that will be filed with the SEC along with the transcript of this call. I will start with slide 6 in the prepared material.

Reebonz is the leading and trusted brand for buying and selling luxury across Asia Pacific. We were established in Singapore in 2009 and have since expanded across Southeast Asia and Asia Pacific including Australia. As of today, Southeast Asia and North Asia contributes approximately 80% of our business.

We hope to penetrate those markets even further while looking to expand into other markets in Asia such as China, Japan, the Middle East as well as the U.S. Reebonz aspires to be the single destination for accessible luxury shopping with over 1,000 brands and over 582,000 products carried on its platform.

In 2017, Reebonz had 5.5 million registered members and generated GMV of S$347 million and net revenue of S$150 million which is approximately $255 million of GMV and $110 million of net revenue in U.S. dollar terms. More than 55% of our online revenue was generated from our mobile channels which are important, and growing channels for Reebonz today.

A unique aspect about our platforms is our average order value. In 2017, average order value was approximately S$933, or close to $700. A strong driver of our results is repeat business, as demonstrated by our average GMV per user metric, which for Reebonz is over S$1,500 a year.

Given our significant experience in our core markets as well as the robust datasets and the unique level of insight of our customer preferences and dynamics, we have a significant visibility in how and where to invest marketing spend to drive growth and generate long-term returns. This is demonstrated in the ratio of our Lifetime Value to Customer Acquisition Cost, or LTV/CAC ratios, which for the five-year period ending 2016 and ’17 ranged from approximately four to six times.

Moving on to slide 7, I’d like to highlight the Reebonz vision which is to make luxury accessible. We have built a platform that enables both buying and selling. We enable our members to buy through our inventory or through the network of multi-brand luxury boutiques from around the world that we have integrated onto our platform.

We also enable members as individuals to sell through our platform, either through our White Glove Consignment service or on their own through their mobile social marketplace called Reebonz Closets.

We also believe that we make luxury accessible by impacting more customers with value added services such as luxury rental memberships as well as offering financing services. We have soft launched a rental service for luxury accessories in Korea and currently offer financing through installment payment plans and in the future hope to enable asset based financing options.

We support our offerings with specialized capabilities such as the Reebonz care program, authentication, data, valuation tools and personalized services as part of our relationship management. Accordingly, our platform has been constructed as what we referred to as luxury as a service, which drives a fully personalized and differentiated consumer experience that is unlike anything else in the market.

Moving on the slide 8, our platform has developed into a much broader luxury ecosystem that drives continued enhancements of customer lifetime value. This ecosystem enables us to deepen our engagement with our customers. It allows us to convert our buyers to sellers as well as sellers to become buyers.

Referring to the top left quadrant of slide 8, we enable members to buy from our B2C merchandise business where we take inventory of primarily new luxury fashion products of the top 50 luxury brands, such as bags, small leather goods, accessories, shoes, jewelry and watches. We house our inventory in Singapore and ship cross border into all the countries we operate in.

Moving on to the top right quadrant of slide 8, it’s the B2C merchant’s marketplace, whereby we integrate multi-brand new and pre-owned luxury boutiques from around the world onto our platform. This is a lightweight model where product ordered by our members are drop shipped from the location of the boutique. Reebonz helps provide logistics, fulfillment, payments, data and marketing, which brings new customers in Asia to these merchants.

Referring to the bottom half of the slide, we complement our B2C business with our C2C selling services of pre-owned luxury products. This can be provided through our individual sellers marketplace as well as offering a premium white glove service for consignment through Reebonz or our mobile social community based app, Reebonz Closets.

We charge a commission on products sold on our marketplaces ranging from 10% to 30%. The Reebonz platform supports each C2C transaction by offering three unique services – escrow payments, fulfillment and authentication.

Moving on to slide 9, I like to highlight how we approach technology innovation. This has really been a core component of our strategy, which will continue to drive differentiation and margin expansion over time.

We focus on four key areas to further differentiate. Our first area of focus is data. Over the last nine years we have collected immense amounts of data and on consumer preferences and product trends within the core markets we operate. We use this data to power dynamic pricing of products in the different countries we operate in to enable a localized buying and selling experience.

The ability to value products, leveraging the intelligence we have gathered, also allows us to launch a unique feature, which is the Reebonz sell-back guarantee. In select situations we offer customers a sell-back guarantee at a specific price up front should they desire to sell-back their purchase to us in Reebonz credits.

Secondly, we focus in investing in mobile and social. Through our mobile apps for Reebonz and Reebonz Closets, we drive continued customer engagement and increased convergence through the various mobile apps.

Thirdly, we have built a technology base infrastructure across our platform to enable cross border eCommerce, omni-stock exposure of our products, and dynamic pricing which is unique, having to fuel production over 15 countries in Asia.

Given the nature of our operations, cross border expertise and capabilities are a critical asset to the business. Finally, in the spirit of continuing to lead the luxury market, we are investing into developing a blockchain solution for the luxury good industry.

We believe we can solve the problem of fake goods and provide a solution for the authentication of luxury products. This will not only impact Reebonz, but also the whole fashion industry.

We plan to use cryptographic chips and other tiers of information to verify authentication on top of a decentralized market place for luxury products, and enable transactions of pre-owned luxury products through out blockchain.

Moving on to slide 10, I would like to summarize at a high level what we believe to be the key investment highlights and points of differences for our business. Reebonz is a luxury ecosystem in Southeast Asia and Asia Pacific region, providing a differentiated customer experience of making luxury accessible through buying and selling.

We operate in the large and growing markets with few and fragmented competition. Having established Reebonz over nine years, we have built a unique business focusing on luxury.

We use data and technology as the foundation to enable us to create differentiated customer experiences for the buying and selling of luxury goods. Finally, we have built a stable business with strong unit economics, quality customers and a proven path of profitability.

We are excited to continue on our journey and believe there is an immense opportunity for Reebonz and it’s – that Reebonz is well positioned to capitalize on.

With that, I would like to turn the call over to Nupur Sadiwala, the CFO of Reebonz and Nupur will share more about Reebonz market opportunity and financial results. Thank you.

Nupur Sadiwala: Thank you, Sam. I’ll move through some of the slides pretty quickly. Moving on to slide 12, I would like to spend a few minutes on a market opportunity. To restate our broader vision, we make luxury accessible for the lifetime of our customers.

Imagine a young executive starting her first job after college. She makes her first luxury purchase of an entry level brand as she – and as she progresses through different life stages, she comes back to us for all her luxury purchases across different categories.

She may choose to upgrade brands starting with pre-owned luxury items, and then on to more collectible items. If you flip to page 13, the mobile luxury market is large at over $300 billion, and growing at 4% to 5% CAGR.

The Asian Pacific, i.e. the market we operate in, is approximately 15% of the global market, but growing roughly twice as fast as an eight% CAGR. We’re really excited by the online market for luxury in the Asia Pacific region, which is growing at a 27% CAGR driven by macroeconomic conditions, demographics and increased awareness of brands.

Moving on to slide 14, increasingly the pre-owned luxury market is equally exciting for us. We look at luxury as a broader asset class and believe that there’s untapped value sitting in people’s closets in the form of unused luxury products.

We estimate that approximately $166 billion worth of luxury goods, will be sold between 2015 and 2019 in our region. And even if it's just 19% that is available in the resale market, that’s over a $30 billion market opportunity. Notably, this doesn't even include big markets like China, Japan and India.

Slide 15 highlights our special positioning in the luxury segment in our region. Not only are we the only player that has a core southeast Asia and Asia Pacific focus, we offer both buying and selling services across the platform. We have a team of ateliers that authenticate pre-owned luxury products that allow us to build trust with our customers.

Now I would like to elaborate our key differentiators, some of which Sam had introduced briefly, earlier.

Our mission is to create the easiest and most trusted platform for buying and selling luxury goods. As you can see on slide 17, they do it by offering an ecosystem for buyers and sellers, proving the widest range of luxury, authentication for pre-owned products, differentiated by localization with cross border and omni-channel capabilities, empowered by data and technology.

Moving on to slide 18, due to our ecosystem approach, we benefit from strong network effects within our business model. Our range of products, with over 1,000 brands and 582,000 SKUs, attracts high quality buyers that made on average purchases at average order value of S$933 in 2017.

We enable these buyers to become sellers by encouraging them to sell their products to us for Reebonz credits. We offer a sell-back guarantee or a buyback value up front on products sold on our platform. This increases customer trust, engagement and frequency, creating consumer density and attracting more products, thus driving the cycle all over again.

Moving on to our next differentiator on slide 19, we have increased the supply of our products over 11 times in the past three years. Our B2C merchandise business provides the leading products from the top 50 to 100 brands in categories, forming about 10% to 20% of our supply. The products in the marketplace business provides longtail and approximately 80% to 90% of our supply comes from multi-brand boutiques and individuals. for these, we do not take any inventory risk.

Moving on to slide 20, authentication is a key – next key differentiator. We have a team of ateliers that can authenticate luxury products, jewelry and watches. Our authentication process is carried out through proprietary technologies that we have developed overtime, including artificial intelligence. We also offer sales service of Reebonz care, evaluation and appraisal.

Moving on to slide 21, I'd like to highlight our localized approach. We offer a fully localized customer experience for buying and selling. Each core country's website is localized for language, customer service, promotions, currency, payment options, shipping, and all-in landed pricing, return and refund policies amongst others. We also localized the selling services with in-country ateliers and collection services for pre-owned products.

The omnichannel experience is our next differentiator which is shown on slide 22. We offer an omnichannel experience across all our channels, keeping the customer at the center. We have popup stores and popup events in different locations which enable us to do hyper-local marketing. We offer an omni-stock program enabling offline-to-online experience of products from our localized stores and multi-brand boutiques across the globe. The mobile experience forms an important and growing channel for us with over 55% of online revenue coming from our mobile app and our mobile web.

Moving on to our last differentiator on slide 23, we focus on innovating our product offering to give the customers a differentiated experience. Through our data, we have created, one, the first Asian luxury index; two, a C2C mobile social marketplace in the form of Reebonz Closets; three, generated sellback guarantee; and four, we will offer authentication through blockchain in the future.

Moving on to Reebonz’s recent financial and operating results. As you can see on slide 25, we have demonstrated strong growth over the past five years. Our key metrics of members, buyers and orders have grown at 18% and 14% respectively. In 2017, we had approximately 132,000 buyers that made approximately 216,000 orders. Additionally, our AOV shows good growth and was at S$933 or $700 in 2017, due to product mixtures.

To give some perspective of our growth over the last five years, it’s important to see the history as shown on slide 26. Our last main fundraising round was in 2013, of S$50 million. And on the back of it, we delivered 52% GMV growth and 42% revenue growth. We also launched our B2C and C2C marketplaces in 2015.

Fast-forward to 2016, we had previously contemplated an IPO in the U.S. which was scheduled to launch right around the time of the Brexit vote.

Due to the unexpected market volatility following that event, we decided to pause the IPO process and ultimately elected not to pursue it. We had planned for the IPO to be a growth capital event, and in light of pausing it, we were capital constrained in making incremental investments in growth. We focused on growth in the marketplace business and innovation in product launches.

Despite the slowdown in revenue, we’ve continued to improve margins as well as profitability. But a growth capital event, which we hope to achieve through this transaction with DOTA, we feel confident of getting back to growth across all business lines.

Next slide, slide 27, is on unit economics. It shows that for every order on the Reebonz platform has a positive contribution margin after direct product costs, fulfillment and marketing.

Slide 28 shows Reebonz has had excellent LTV / CAC metrics. While there are a lot of numbers on this slide, focus on the LTV / CAC across five years. We have seen a range of four to six times, which is indicative of strong repeat business. We believe we can grow the business after this fundraise across all key dimensions, as we believe the drivers of the business are predictable as shown on slide 29.

By capturing more share in the markets where we operate in, increasing range to give our members more to choose from, and efficient marketing, we will be able to drive growth. To add to it, innovation in the omni-channel experience and conversion of buyers to sellers will drive the flywheel of our ecosystem.

Lastly, authentication from blockchain will be additive to our plans over the long term.

As illustrated on slide 30, we have top tier global investors who have supported us for a long period of time. These marquee investors have included Vertex Ventures, GGV Capital, Intel Capital, Mediacorp, Matrix, and others.

Finally, we are led by our experienced and entrepreneurial management team that has been together for a long time, is passionate about what we do and committed to executing the next phase of our growth plans.

Next, I would like to quickly comment about the transaction with DOTA. The transaction represents an implied enterprise value for the combined entity of approximately $284 million.

That enterprise value equates to a 2018 estimated revenue multiple of 2.8x and a 2019 estimated revenue multiple of 2.0x, implying what we believe is more than 30% to 40% discount in valuation versus medians for select comparable companies, as described on slide 36.

Given our projected growth in 2019, which is above the median for that same comp universe, we believe this represents tremendous upside to potential investors that would like to partner with us on our journey.

In closing, we appreciate everyone's time today to listen to our story. We are a passionate group that is extremely excited for what this transaction will mean for Reebonz and how it will enable us to achieve that long-term vision.

Thank you again, and we will be in touch in the coming days and weeks with further information.

END